April 8, 2025

Dan Shao
Chief Executive Officer
AirNet Technology Inc.
Suite 301, No. 26 Dongzhimenwai Street
Chaoyang District, Beijing 100027
The People   s Republic of China

       Re: AirNet Technology Inc.
           Registration Statement on Form F-3
           Filed March 28, 2025
           File No. 333-286235
Dear Dan Shao:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rebekah Reed at 202-551-5332 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Joan Wu